UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT GROUP – CONSOLIDATED RESULTS FOR THE SECOND
QUARTER AND FIRST HALF OF 2003

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Umberto Agnelli to review the Group’s consolidated results for the second quarter and first half of 2003.

Second Quarter Overview

The achievements for the quarter are:

•	A significant reduction in the Group’s operating losses, thanks to the progress made by Fiat Auto, as it begins to implement its restructuring program despite a difficult market environment;

•	A bottom line close to breakeven thanks to the gain on the sale of Toro Assicurazioni;

•	An improved net financial position compared with the beginning of the quarter due to a positive contribution of about 1.2 billion euros from the sale of Toro Assicurazioni and lower than expected funding requirements.

The quarter was also characterized by:

•	The presentation to the financial markets at the end of June of the Group’s Industrial and Financial Relaunch Plan. The Plan calls for the Group’s operating income to rise to more than 4% of revenues by 2006 as a result of cost savings of 3.1 billion euros and higher margins on new products for 1.6 billion euros, net of additional costs of 1.8 billion euros.

•	An acceleration of the pace of divestitures, with the closing of the sale of Toro Assicurazioni to the DeAgostini Group (proceeds of about 2.4 billion euros and gross gain of about 390 million euros) and the final signing on July 1 of an agreement to sell FiatAvio (proceeds of about 1.5 billion euros).

The programs implemented during the quarter were followed by additional developments in July, including:

•	A 1.8-billion-euro Fiat SpA capital increase to support the implementation of the Relaunch Plan.

•	The issue of about US$750 million in eight-year CNH senior notes. With this transaction, more than 60% of CNH’s indebtedness will be due in five or more years.

Overall, the transactions completed in the first half of 2003 and those slated for closing later in the year will provide the Group with over 9 billion euros in fresh liquidity, which it can use for its relaunch and development programs and to repay maturing indebtedness.

Results for the Quarter

The financial results achieved by the Fiat Group in the second quarter of 2003, while indicative of a situation that remains challenging, are better than those for the same period last year and for the first quarter of 2003.

Consolidated Group revenues totaled 12,460 million euros, down from 14,608 million euros in the second quarter of 2002, when the figure included the contribution of divested operations. On a comparable consolidation basis, the decrease amounts to about 6%, mainly on account of changes in exchange rates.

The Group’s operating loss narrowed to 25 million euros, compared with operating losses of 127 million euros in the second quarter of 2002 and 342 million euros in the first three months of 2003. The quarter-on-quarter improvement increases to about 150 million euros when the data are restated on a comparable consolidation basis. The reduction in operating loss is due almost entirely to the improved results that Fiat Auto was able to achieve despite difficult market conditions.

The consolidated net loss amounted to 38 million euros (loss of 27 million euros after minority interests), compared with net losses of 140 million euros (loss of 34 million euros after minority interests) in the second quarter of 2002 and 699 million euros (loss of 681 million euros after minority interests) in the first quarter of 2003. In addition to the reduction in operating losses, the decrease in consolidated net loss reflects higher income from equity investments, a decrease in financial expenses (due mainly to the reversal of the loss on the total return equity swap on the General Motors shares) and the net gain of 279 million euros earned on the sale of Toro Assicurazioni. However, the contribution provided by extraordinary items was significantly lower in the second quarter of 2003 than in the same period last year, when it included a 547-million-euro net gain earned on the sale of a 34% interest in Ferrari.

At June 30, 2003, the net financial position showed net indebtedness of about 4.8 billion euros, or about 360 million euros less than at March 31, 2003. This improvement reflects the net contribution (about 1.2 billion euros) from the sale of Toro Assicurazioni, offset in part by the effects of the sale of 51% of Fidis Retail Italia (about -440 million euros), changes in working capital and the net loss for the quarter.

Fiat Auto

During the second quarter of 2003, demand for automobiles continued to decrease compared with the same period last year, falling by 2.8% for all of Western Europe and a steeper 6.8% in Italy. Over the same period, the market contracted by a further 14% in Brazil, but the turnaround in Poland is continuing, with shipments up 15%.

Fiat Auto had revenues of 5,221 million euros in the three months ended June 30, 2003, compared with 5,777 million euros in the same period a year ago (-9.6%, but -7.5% on a comparable consolidation basis). The Sector sold 448,000 vehicles worldwide. The decrease of 5.7% compared with the second quarter of 2002 is due mainly to market weakness in Europe and Brazil and to delays in buying decisions in anticipation of the introduction of new models in key market segments for Fiat Auto (the new Fiat Punto, the Lancia Ypsilon and, in the second half of the year, the new Fiat Panda and Idea). Compared with 2002, Fiat Auto’s share of the automobile market declined from 30% to 28% in Italy and from 7.7% to 7% in Europe. Sales of light commercial vehicles remained strong, despite a rapidly contracting market, especially in Italy.

Fiat Auto incurred an operating loss of 234 million euros in the second quarter of 2003, down from losses of 394 million euros in the same period last year and 334 million euros in the first three months of 2003. While still negative, this performance is indicative of the significant progress made thanks to incisive restructuring and cost-cutting measures and the growing synergies developed through the industrial alliance with General Motors. The resulting improvements were able to offset the negative impact of lower sales and sales incentive programs offered to counter the effect of an increasingly aggressive competition.

CNH Global

The market for agricultural equipment contracted in Europe (-3.9%), recovered in Latin America (+11.6%) and benefited from an accelerating growth rate (+22.1%) in North America, particularly in the segment of low-horsepower tractors. Demand for construction equipment remained under pressure in Europe (-3.4%) and Latin America (-20.2%), but turned around in North America (+7.9%).

CNH, which uses the U.S. dollar as its reporting currency, had revenues of $2,906 million, up from $2,719 million in the second quarter of 2002. Translated into euros, revenues for the quarter declined to 2,566 million euros, down from 2,971 million euros in the same period last year, due to the negative impact of an unfavorable exchange rate.

Unit sales of agricultural equipment were about the same as in the second quarter of 2002 in all of the major geographic regions, but overall shipments of construction equipment were down due to lower demand in Europe and South America and increased competition in North America.

CNH reported operating income of $125 million, compared with $118 million in the same quarter of 2002. When stated in euros, operating income declines to 113 million euros, down from 131 million euros for the three months ended June 30, 2002. Better margins on new products launched this year, higher prices charged for agricultural equipment and the positive impact of profitability-enhancing programs contributed to the improvement in the Sector’s operating performance. However, in the comparison with 2002, these positive factors were offset not only by an unfavorable exchange rate, but also by a change in the sales mix, the reduction of production volumes to cut company and dealer inventories, and higher medical benefit and pension plan funding costs, primarily in the United States.

Iveco

The weakness experienced by the European market for commercial vehicles (-3.8%) was caused almost entirely by the sudden drop in demand that occurred in Italy (-24.4%) once the investment tax credits provided by the government through the Tremonti Law expired. An analysis by market segment shows a sharp contraction in medium trucks (-10.6%) and less pronounced declines in light (-3.5%) and heavy vehicles (-2.2%).

Iveco had revenues of 2,171 million euros in the second quarter of 2003, compared with 2,407 million euros in the same period a year ago. In addition to unfavorable market conditions, which primarily affected sales of light and medium vehicles, the decrease in revenues chiefly reflects the deconsolidation of Fraikin (sold at the beginning of the year) and the Naveco joint venture in China. On a comparable consolidation basis, revenues show a decline of 3.5%. New models introduced late in the second quarter to broaden and round out the Sector’s product line (New Eurocargo in the intermediate segment and Stralis Active Time and Active Day in the heavy-load segment) are expected to develop their full sales potential in the coming months.

Iveco reported operating income of 20 million euros, down from 25 million euros in the second quarter of 2002. On a comparable consolidation basis, operating income is about the same as in the second quarter of 2002.

Ferrari

Ferrari posted slightly higher revenues (+1.8%), but operating income fell to 7 million euros (28 million euros in the second quarter of 2002). The main reason for this decline is a substantial increase in research and product development outlays, incurred mainly to relaunch the Maserati brand.

Other Sectors

The Sectors that produce components and production systems were affected to different degrees by the difficult conditions facing carmakers and by the negative impact of an unfavorable dollar-euro exchange rate.

Unfavorable exchange rates and the divestiture of the Aluminum Division in September 2002 had a particularly strong impact on Teksid revenues and operating income, which decreased to 4 million euros. Magneti Marelli’s revenues were about the same as in the second quarter of 2002, but operating income improved to 13 million euros thanks to production efficiency gains. Comau posted an increase in revenues, especially in North America thanks to a healthy order portfolio, and was able to return to profitability with operating income totaling 19 million euros.

The revenues booked by Business Solutions in the second quarter of 2003 were basically unchanged from the comparable period a year ago, but operating income decreased to 5 million euros due to the combined impact of the sale of IPI and increased price competition, offset in part by efficiency gains. Itedi reported operating income of 3 million euros.

Results for the First Six Months of the Year

The overall results for the first half of 2003 are reviewed below.

•	Consolidated Group revenues totaled 24,774 million euros, compared with 28,755 million euros in the first six months of 2002. On a comparable consolidation basis, the revenue decline amounts to about 8% and is largely attributable to changes in exchange rates.

•	The operating loss totaled 367 million euros, most of which attributable to the first quarter (-342 million euros), down from the 426 million euro loss in the first half of 2002. On a comparable consolidation basis, operating result improves by about 110 million euros.

•	The consolidated net loss amounted to 737 million euros (708 million euros after minority interests), most of which incurred in the first quarter, as compared with a net loss of 803 million euros (563 million euros after minority interests) in the first six months of 2002.

•	At June 30, 2003, the net financial position showed net indebtedness of 4.8 billion euros (net indebtedness of 5.8 billion euros at June 30, 2002). The increase compared with December 31, 2002 is due to the net loss for the period, a rise in working capital requirements and a decrease in discounted receivables (both of which occurred mainly during the first three months of 2003), offset in part by divestitures.

Outlook for the Balance of the Year

During the balance of 2003, the Fiat Group will continue to face difficulties and challenges due to uncertain market conditions and the resulting increase in competitive pressures. In this environment, the results achieved thus far point to a further improvement in the Group’s key operating and financial performance indicators.

The pace at which ongoing restructuring and cost-cutting measures are being implemented is in line with expectations. During the second half of 2003, and especially in the fourth quarter, the Group will begin to benefit from the fresh momentum developed thanks to the 2003-2006 Relaunch Plan and, more specifically, from an acceleration in the launch of new products by all Sectors, which will be vital in enhancing profitability.

Given this scenario, it is reasonable to expect for 2003 a further decrease in the operating loss, which should be significantly lower than in 2002, and a healthier financial position than at the end of last year.

Capital increase

After having been informed of the preliminary results of the capital increase, the Board of Directors noted with appreciation that at the end of the exercise period of the option rights, over 98% of the capital increase has been subscribed.

Turin, July 31, 2003

NOTE:

Given the significant changes in the Group’s structure that occurred or are being completed in 2003, in accordance with the provision of Article 39, Section 3, of Legislative Decree Law No. 127/91, the Quarterly Report of the Fiat Group (which will be published in the coming days and will be viewable online at www.fiatgroup.com) includes schedules showing supplemental financial statements with information that make comparisons with previous periods more readily understandable.

These schedules show separately for each period consolidated data for the continuing and discontinuing operations. Discontinuing operations include the principal businesses that were sold (Toro Assicurazioni, Fraikin, IPI, Fidis Retail Italia, the Brazilian sales financing operations) or are in the process of being sold (FiatAvio) in 2003.

FINANCIAL AND OPERATING HIGHLIGHTS

		2nd quarter		1st half
Fiscal
2002	(in millions of euros)	2003	2002	2003	2002

55,649	Net revenues	12,460	14,608	24,774	28,755
48,619	Cost of sales	10,738	12,676	21,584	25,058
7,030	Gross operating result	1,722	1,932	3,190	3,697
5,782	Overhead	1,254	1,547	2,599	3,120
1,748	Research and development	456	457	916	940
(262)	Other operating income (expenses)	(37)	(55)	(42)	(63)
(762)	Operating result	(25)	(127)	(367)	(426)
(690)	Investment income (expenses)	31	(121)	(42)	(103)
(2,503)	Non-operating income (expenses)	226	517	263	517
(3,955)	EBIT	232	269	(146)	(12)
(862)	Financial income (expenses)	(145)	(241)	(424)	(516)
(4,817)	Income (loss) before taxes	87	28	(570)	(528)
(554)	Income taxes	125	168	167	275
(4,263)	Net income (loss) before minority interest	(38)	(140)	(737)	(803)
(3,948)	Group interest in net income	(27)	(34)	(708)	(563)

REVENUES BY SECTOR

		2nd quarter		1st half
Fiscal
2002	(in millions of euros)	2003	2002	2003	2002

22,147	Automobiles (Fiat Auto Holdings)	5,221	5,777	10,149	11,770
10,513	Agricultural and Construction Equipment (CNH Global)	2,566	2,971	4,800	5,691
9,136	Commercial Vehicles (Iveco)	2,171	2,407	4,175	4,508
1,208	Ferrari	340	334	624	587
3,288	Components (Magneti Marelli)	838	839	1,611	1,784
2,320	Production Systems (Comau)	580	549	1,082	992
1,539	Metallurgical Products (Teksid)	218	481	439	950
1,534	Aviation (FiatAvio)	324	399	625	787
4,916	Insurance (Toro Assicurazioni) (*)	364	1,194	1,654	2,446
1,965	Services (Business Solutions)	498	509	943	922
360	Publishing and Communications (Itedi)	100	97	190	181
(3,277)	Miscellanea and Eliminations	(760)	(949)	(1,518)	(1,863)
55,649	Total for the Group	12,460	14,608	24,774	28,755

(*) Revenues for the Insurance Sector are shown until the date of its sale (May 2, 2003)

OPERATING RESULT BY SECTOR

		2nd quarter		1st half
Fiscal
2002	(in milions of euros)	2003	2002	2003	2002

(1,343)	Automobiles (Fiat Auto Holdings)	(234)	(394)	(568)	(823)
163	Agricultural and Construction Equipment (CNH Global)	113	131	105	161
102	Commercial Vehicles (Iveco)	20	25	22	36
70	Ferrari	7	28	(16)	10
(16)	Components (Magneti Marelli)	13	6	3	(10)
(101)	Production Systems (Comau)	19	7	(7)	(5)
27	Metallurgical Products (Teksid)	4	17	5	12
210	Aviation (FiatAvio)	29	65	53	119
147	Insurance (Toro Assicurazioni) (*)	1	(10)	44	105
67	Services (Business Solutions)	5	11	17	38
3	Publishing and Communications (Itedi)	3	1	5	(1)
(91)	Miscellanea and Eliminations	(5)	(14)	(30)	(68)
(762)	Total for the Group	(25)	(127)	(367)	(426)

(*) The Operating Result for the Insurance Sector is shown until the date of its sale (May 2, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney